EXHIBIT 8.2

[Shearman & Sterling Letterhead]

September 24, 2002

ActivCard S.A.
24/28 avenue du Général de Gaulle
92156 Suresnes
France

Re:
Offer to exchange one share of ActivCard Corp. common stock for each outstanding ActivCard S.A. common share and one share of ActivCard Corp. common stock for each outstanding ActivCard S.A. american depositary share (the “Offer”)

Ladies and Gentlemen:

We have acted as special French tax counsel to ActivCard S.A., a French société anonyme registered at the register of commerce and companies of Nanterre, France under the number 341 213 411 (“ActivCard S.A.”) in connection with the Offer.

In this respect, we have examined the Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission on September 25, 2002.

It is our opinion that the statements in the Registration Statement under the caption “French Taxation,” insofar as they refer to statements of law or legal conclusions, are accurate and present fairly the information required to be shown.

We consent to the reference to our firm under the heading “Material income tax considerations” in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the “Registration Statement.”

We are furnishing this opinion to you as special French tax counsel in connection with the Offer. This opinion is solely for your benefit. It may not be relied upon by you for any other purpose, or relied upon by any other person or entity for any purpose, without our prior written consent. We disclaim any obligation to advise you of any developments that come to our attention after the date of this letter.

Very truly yours,

/s/    SHEARMAN & STERLING